UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42952

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The extraordinary general meeting of holders of class A ordinary shares of Phaos Technology Holdings (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on August 18, 2026, (the “EGM”). In connection with the EGM, the Company hereby furnishes relevant documents.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-295059) filed with the SEC on April 15, 2026.

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Holders of class A ordinary shares of the Company, dated July 21, 2026, to be mailed to holders of class A ordinary shares of the Company
99.2	Form of Proxy Card to be mailed to holders of class A ordinary shares of the Company for use in connection with the Extraordinary General Meeting of Holders of class A ordinary shares of the Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

Date: July 27, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Chief Executive Officer, and Executive Director

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